FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Annual General Shareholders’ Meeting of Telefónica- Results	1

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (hereinafter “Telefónica”), as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The Annual General Shareholders’ Meeting of TELEFÓNICA, S.A. held at second call today, June 9, 2017, with the attendance, present or represented, of shareholders holding shares representing 56.51% of the share capital of the Company, has approved by a majority of votes all the resolutions submitted by the Board of Directors for deliberation and vote by the General Shareholders’ Meeting.

The full text of these resolutions is attached to this report.

Madrid, June 9, 2017

Gran Vía, 28 - 9ª Planta - 28013 Madrid

Telefónica, S.A.

ORDINARY GENERAL SHAREHOLDERS’ MEETING

OF TELEFÓNICA S.A. - 2017 -

PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS TO THE SHAREHOLDERS FOR DECISION AT THE GENERAL SHAREHOLDERS’ MEETING

June 8-9, 2017

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item I on the Agenda: Results and management of the Board of Directors of Telefónica, S.A. during fiscal year 2016.

I.1	Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2016.

To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements -Consolidated Annual Accounts- (Statement of Financial Condition, Income Statement, Global Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2016 (ended on December 31, 2016), as finalized by the Board of Directors at its meeting of February 22, 2017.

In the Individual Annual Accounts, the Balance Sheet as of December 31, 2016 discloses assets, liabilities and shareholders’ equity in the amount of 83,260 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 24 million euros.

In the Consolidated Financial Statements (Consolidated Annual Accounts), the Balance Sheet as of December 31, 2016 discloses assets, liabilities, and shareholders’ equity in the amount of 123,641 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 2,369 million euros.

I.2	Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2016.

To approve the corporate management of the Board of Directors of Telefónica, S.A. during fiscal year 2016.

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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2017	2 of 14

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item II on the Agenda: Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2016.

To approve the following Proposal for the Allocation of the Profits/Losses of Telefónica, S.A. for the fiscal year ended December 31, 2016:

To allocate the profits posted by Telefónica, S.A. in fiscal year 2016, in the amount of 24,330,134.27 euros, as follows:

•	2,433,013.43 euros (10% of the profit for the fiscal year) to the Legal Reserve.

•	21,897,120.84 to Discretionary Reserves.

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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2017	3 of 14

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item III on the Agenda: Re-election, ratification and appointment of Directors, if applicable.

III.1	To re-elect Mr. José María Álvarez-Pallete López as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of executive Director.

III.2	To re-elect Mr. Ignacio Moreno Martínez as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of proprietary Director.

III.3	To ratify Mr. Francisco Riberas Mera interim appointment as Director by resolution of the Board of Directors at its meeting held on May 4, 2017, and to appoint him as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director.

III.4	To ratify Ms. Carmen García de Andrés interim appointment as Director by resolution of the Board of Directors at its meeting held on May 4, 2017, and to appoint her as Director, for the bylaw-mandated four-year period, upon a prior favorable report of the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director.

In addition, a proposal will be made to the shareholders at the General Shareholders’ Meeting to ratify the interim appointments of Directors to fill vacancies, if any, made by the Board of Directors from the call to General Shareholders’ Meeting to the time immediately prior to the holding of the meeting.

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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2017	4 of 14

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item IV on the Agenda: Establishment of the number of members of the Board of Directors at seventeen.

In accordance with the provisions of article 29 of the Corporate Bylaws, to establish the number of members of the Board of Directors at seventeen, or at the relevant number pursuant to the resolutions adopted under item III on the agenda.

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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2017	5 of 14

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item V on the Agenda: Shareholder compensation. Distribution of dividends with a charge to unrestricted reserves.

To approve a distribution of cash dividends with a charge to unrestricted reserves through the payment during 2017 of the fixed amount of 0.40 euro, paid in two tranches, to each of the existing shares of Telefónica, S.A. entitled to participate in such distribution on the following dates of payment:

•	The first payment of 0.20 euro in cash per share will be made on June 16, 2017 through the participants in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR).

•	The second payment of 0.20 euro in cash per share will be made on December 14, 2017, through the participants in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR).

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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2017	6 of 14

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item VI on the Agenda: Delegation to the Board of Directors of the power to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred stock, in all cases be they simple, exchangeable, and/or convertible and/or granting the holders thereof a share in the earnings of the company, as well as warrants, with the power to exclude the pre-emptive rights of shareholders. Authorization to guarantee issuances by companies of the Group.

To delegate to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of sections 285, 297 and 511 of the Companies Act (Ley de Sociedades de Capital) and 319 of the Regulations of the Commercial Registry, (Reglamento del Registro Mercantil), and article 15 of the By-Laws, the power to issue, on one or more occasions, debentures, bonds, notes and other similar fixed-income securities or debt instruments (including warrants) or hybrid instruments (including, among others, preferred shares), that may be convertible into and/or exchangeable for shares, and/or giving the holders thereof a share in the earnings of the company, and to guarantee the issuance thereof, all in accordance with the following conditions:

1.	The aforementioned securities may be issued on one or more occasions, at any time, within a maximum term of five years as from the date of approval of this resolution.

2.	The securities issued may be debentures, bonds, notes and other fixed-income securities or similar debt instruments, or hybrid instruments in any of the forms permitted by law (including, among others, preferred shares), both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies within its Group or of any other company and/or giving the holders thereof a share in the earnings of the Company. This delegation also includes warrants or other similar securities that might give the right to directly or indirectly subscribe or acquire shares, whether newly issued or already outstanding, and which may be paid for by physical delivery or by set-off.

3.	The maximum total amount of the issuance(s) of securities approved under this delegation of powers may not exceed, at any given time, the sum of 25,000 million euros or the equivalent thereof in another currency. In the case of notes, the outstanding balance of any notes issued under such delegation of powers shall be computed for purposes of the aforementioned limit. Also for purposes of the foregoing limit, in the case of warrants, the sum of the premiums and exercise prices of the warrants for each issuance that is approved under this delegation shall be taken into account.

4.

The delegation shall include the power to establish the different aspects and terms and conditions of each issuance. It shall fall upon the Board of Directors to determine, without limitation and for each issuance: (i) the amount thereof (observing the applicable quantitative limit): (ii) the number of securities and their nominal value; (iii) the law governing the issuance; (iv) place of issue -

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2017	7 of 14

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

whether in Spain or abroad-; (v) currency, and if in foreign currency, the equivalent thereof in euros; (vi) the class of securities, whether notes, bonds, debentures or any other security permitted by Law, including subordinated securities; (vii) the issue date or dates; (viii) interest rate; (ix) procedures and dates of coupon payment; (x) whether they are repayable or not (including, if applicable, the possibility of repayment by the issuer) and, if appropriate, the periods and events of repayment) (in whole or in part), whether the securities are perpetual or maturing on a specific date and, in the latter case, the due date; (xi) whether the securities are mandatorily or voluntarily convertible and/or exchangeable, including on a contingent basis, and if voluntarily convertible, at the option of the holder of the securities or of the issuer, and if they are exchangeable and not convertible, whether mandatorily or voluntarily and at the option of the holder or of the issuer; (xii) guarantees, type of reimbursement and lots and premiums; (xiii) representation, whether by certificates (registered or bearer) or book entries; (xiv) pre-emptive right, if applicable, and subscription system; (xv) if appropriate, make application for listing on Spanish or foreign, official or unofficial, organized or not, or other secondary markets of the securities issued, complying with the requirements of applicable law in each case; (xvi) if appropriate, anti-dilution mechanisms and conversion price adjustments; (xvii) in general, any other condition of the issuance; (xviii) where applicable, appoint the security-holders’ syndicate representative (comisario) or the person or entity that is to represent the holders of the securities and approve the basic rules that are to govern the legal relations between the Company and the syndicate or collective organization mechanism of the holders of the securities issued that may be in place, if appropriate.

The Board of Directors is further empowered, subject to receipt of the required authorizations and consents, to amend the repayment conditions of the securities, their term, interest rate and, in general, any of the conditions of the issuances made in reliance on this authorization.

5.	In the event that convertible and/or exchangeable securities are issued, it is resolved to establish the following criteria for the determination of the basis and terms of the conversion and/or exchange:

a)	securities issued under this resolution may be convertible into new shares of the Company and/or exchangeable for outstanding shares of the Company, of any of the companies of its Group or of any other company in accordance with the conversion and/or fixed or variable exchange ratio (whether determined or determinable), with the Board of Directors having the power to decide whether they are convertible and/or exchangeable, as well as to determine whether they are subject to mandatory or voluntary conversion and/or exchange, even on a contingent basis, and if voluntary, at the option of the holder thereof or the issuer, with the frequency and for the maximum period established in the resolution approving the issuance.

b)

The conversion and/or exchange ratio shall normally be fixed and, for such purposes, fixed-income securities shall be valued at their nominal value and shares shall be valued at the fixed exchange ratio determined in the

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2017	8 of 14

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Board of Directors’ resolution, or at such exchange ratio as is determinable on the date or dates specified in the resolution of the Board, and on the basis of the listing price of the shares of the Company on the date or dates, or period or periods, used as a reference in such resolution. In any case, the price of the shares for purposes of the conversion and/or exchange, subject to the anti-dilution adjustments, may not be less than the arithmetic mean of the closing prices, the weighted average price or another benchmark price of the shares of the Company on the Spanish Continuous Market during the period to be determined by the Board of Directors, which may not be more than three months or less than one day prior to (i) the date of the holding of the Board of Directors’ meeting at which the Board approves the issuance of the securities in the exercise of the powers delegated hereby, or (ii) specific dates between the announcement of the issuance and the disbursement of the securities by subscribers (both inclusive). A premium or discount on such price per share may also be established, but if there is a discount on the price per share, it may not be greater than 25% of the value of the shares used as the benchmark in accordance with the provisions above. In the event of an exchange for shares of another company (whether or not belonging to the Group) the same rules will apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules will refer to the listing price of the shares of such company on the respective market.

c)	Notwithstanding the provisions of paragraph b) above, the issuance of securities may be approved with a variable conversion and/or exchange ratio. In this case, the price of the shares for purposes of the conversion and/or exchange will be the arithmetic mean of the closing prices, the weighted average price, or other benchmark price of the shares of the Company on the Spanish Continuous Market during a period to be determined by the Board of Directors, which shall not be more than three months nor less than one day prior to the date of conversion and/or exchange, with a premium or, if appropriate, a discount on such price per share. The premium or discount may be different for each conversion and/or exchange date under each issuance (or under each tranche of an issuance, if any), provided, however, that if a discount on the price per share is set, such discount may not be greater than 30%.

Notwithstanding the foregoing, limits on the minimum and/or maximum benchmark price of the shares may be established for purposes of the conversion and/or exchange thereof upon terms decided by the Board. In the event of an exchange for shares of another company (whether or not belonging to the Group), the same rules will apply, to the extent that they are appropriate and with such adjustments, if any, as may be necessary, provided, however, that such rules will refer to the listing price of the shares of such company on the respective market.

d)	Pursuant to the provisions of Section 415 of the Companies Act, debentures may not be converted into shares if the nominal value of such

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2017	9 of 14

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

debentures is less than the value of such shares. In addition, convertible debentures may not be issued in an amount that is less than the nominal value.

e)	Whenever a conversion and/or exchange is admissible, any fractional shares to be delivered to the holders of securities being converted and/or exchanged shall be rounded downward by default to the immediately lower integer, and each holder shall receive, in cash, the difference that may arise in such instance.

f)	When approving an issuance of convertible and/or exchangeable securities in reliance on the authorization set forth in this resolution, the Board of Directors shall issue a Directors’ report elaborating on and specifying, on the basis of the standards described above, the terms and conditions of the conversion that are specifically applicable to the above-mentioned issuance. Such report shall be accompanied by the corresponding report of the independent expert mentioned in Section 414 of the Companies Act.

6.	In any event, this delegation of powers to issue convertible and/or exchangeable securities shall include:

a)	The power to increase share capital by the amount required to accommodate the requests for conversion. Such power may only be exercised to the extent that the Board, adding the capital increase effected to accommodate the issuance of convertible securities and any other capital increases it may have resolved to effect pursuant to authorizations granted by the shareholders at General Shareholders’ Meetings, does not exceed the limit of one-half of the amount of the share capital established in Section 297.1 b) of the Companies Act, or 20% of such total amount of share capital if the issuance of the convertible securities excludes the pre-emptive rights of the shareholders, all in accordance with the authorization granted by the shareholders at a General Shareholders’ Meeting that is in effect on the date of the resolution to increase share capital and without such provisions in any way affecting the application of any anti-dilution adjustments, when such adjustments are appropriate. This authorization to increase capital includes the power to issue and float, on one or more occasions, the shares required to carry out the conversion, as well as the power to amend the article of the By-Laws relating to the amount of share capital.

b)

The power to completely or partially exclude the pre-emptive rights of shareholders whenever required to raise funds on domestic and international markets, to use bookbuilding techniques, to facilitate the acquisition by the Company of assets that are appropriate to further the achievement of the object of the company or whenever otherwise warranted for reasons of corporate interest. In the event that the Board decides to exclude the pre-emptive right of the shareholders in connection with a specific issuance of convertible securities that it may decide to effect in reliance on this authorization, it will, upon approving the issuance, formalize a report describing the specific reasons of corporate interest that

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2017	10 of 14

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

warrant such measure, which will be the subject of a corresponding report by an independent expert appointed for such purpose by the Commercial Registry, all in accordance with section 417.2 a) and b) of the Companies Act. Both reports shall be made available to the shareholders and reported to the shareholders at the first General Shareholders’ Meeting held following adoption of the resolution approving the issuance, and shall also be immediately posted on the Company’s website.

c)	The power to elaborate on the terms and conditions of the conversion and/or exchange established in section 5 above and, in particular, the power to determine the time of conversion and/or exchange, which may be limited to a pre-established period, the circumstance of whether the securities are subject to mandatory or voluntary conversion and/or exchange, even on a contingent basis, and, if voluntary, at the option of the holder of the securities or the issuer, the manner in which holders of the securities are to be paid (by means of conversion, exchange, or even a combination of both methods, which may be selected by the issuer at the time of execution) and, in general, all terms and conditions that may be necessary or appropriate for the issuance.

7.	As long as the conversion into and/or exchange for shares of the convertible and/or exchangeable securities issued in exercise of the powers delegated hereby is possible, the holders thereof shall have all the rights afforded them by applicable legal provisions.

8.	Convertible warrants: The rules set forth in the preceding paragraphs shall apply, mutatis mutandis, in the case of issuance of warrants or other similar securities that may give the right to directly or indirectly subscribe newly-issued or existing shares, with the delegation including the broadest powers and with the same scope as those included in the numbers above, to decide all matters that it deems appropriate with respect to such class of securities.

9.	Whenever appropriate, the Company shall make application for listing on Spanish or foreign, official or unofficial, organized or not, or other secondary markets of the debentures, bonds and other securities issued pursuant to this delegation of powers, and the Board is authorized to conduct all formalities and take all actions that may be necessary for admission to listing before the appropriate authorities of the various Spanish or foreign securities markets.

It is expressly stated for the record that if application is subsequently made for delisting the securities issued pursuant to this delegation of powers, such delisting shall be effected in compliance with the same formalities as for the application for listing to the extent applicable, and in such case, the interests of the shareholders or debenture-holders opposing or not voting on the resolution shall be safeguarded in compliance with the requirements set out in the Companies Act and related provisions, all of the foregoing pursuant to the provisions of the Securities Market Act (Ley del Mercado de Valores) and the provisions in implementation thereof. It is also expressly stated that the Company submits to the rules now existing or that may hereafter be issued regarding the

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2017	11 of 14

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Stock Exchanges, especially regarding trading, maintenance of the listing and de-listing.

10.	The Board of Directors is authorized to guarantee, on behalf of the Company, the issuance of the securities mentioned in section 2 above issued by the Companies belonging to its Group of Companies. This authorization will remain in effect for a period of five years as from the date of this resolution.

11.	At the successive General Shareholders’ Meetings held by the Company, reports shall be made to the shareholders on the use, if any, made to that date of the delegation of powers to which this resolution refers.

12.	The Board of Directors is hereby authorized to, in turn, delegate to the Executive Commission (pursuant to the provisions of Section 249 bis I) of the Companies Act) the powers delegated in this resolution.

13.	The delegation of powers to issue securities granted by the shareholders at the General Shareholders’ Meeting held by the Company on May 30, 2014 is hereby deprived of effect to the extent of the unused amount

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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2017	12 of 14

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item VII on the Agenda: Delegation of powers to formalize, interpret, remedy and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.

To authorize, on a several basis, the Executive Chairman of the Board of Directors, the Secretary of the Board of Directors and the Vice Secretary of the Board of Directors, such that, without prejudice to any other delegations included in the foregoing resolutions and any powers of attorney to convert existing resolutions into public instruments, any of them may formalize and implement the foregoing resolutions, with the power for such purpose to execute the public or private documents that may be necessary or appropriate (including documents for purposes of interpretation, clarification, further development, supplementation, correction of errors and curing of defects) for the most correct performance thereof and for the registration thereof, to the extent required, with the Commercial Registry (Registro Mercantil) or any other public registry, as well as to deposit the accounts of the Company and its Group.

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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2017	13 of 14

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

Telefónica, S.A.

Proposal regarding Item VIII on the Agenda: Consultative vote on the 2016 Annual Report on Directors’ Remuneration.

To approve, on a consultative basis, the Annual Report on Directors’ Remuneration for fiscal year 2016.

It is hereby stated for the record that the full text of such Report has been made available to the shareholders, along with the other documentation relating to this General Shareholders’ Meeting, since the date of the call to meeting.

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ORDINARY GENERAL SHAREHOLDERS’ MEETING 2017	14 of 14

Translation from Spanish for informational purposes only. In the event of a conflict, the Spanish version prevails.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: June 09, 2017	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
		Name:	Ramiro Sánchez de Lerín García- Ovies
		Title:	General Secretary and Secretary to the Board of Directors